UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2013	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change April 26, 2013
Item 3	News Release The news release dated April 26, 2013 was disseminated through Marketwire and filed on SEDAR on April 26, 2013.
Item 4	Summary of Material Change Pretivm announced that it had closed a private placement of 5,780,346 common shares at a price per share of C$6.92 for gross proceeds of approximately C$40 million.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that it has closed its private placement with Liberty Metals & Mining Holdings, LLC ("LMM"), a subsidiary of Boston-based Liberty Mutual Insurance, of 5,780,346 common shares of Pretivm (the “Purchased Shares”) at a price per share of C$6.92 for gross proceeds of approximately C$40 million (the "Offering"). The purchase price is based on the volume-weighted average price of Pretivm's common shares on the Toronto Stock Exchange for the twenty trading days ended April 19, 2013.

Pretivm intends to use the proceeds of the Offering to fund work at its Brucejack Project, including the completion of the planned 10,000-tonne bulk sample and underground drilling program at the Valley of the Kings, ongoing permitting activities, and the acceleration of other activities which will advance the high-grade gold Valley of the Kings into development.

Under applicable Canadian securities law, LMM is not permitted to trade the Purchased Shares for a period of four months plus one day from the closing of the Offering. The Purchased Shares described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of April, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2013	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer